

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2018

John Benedict Stevens
Chief Financial Officer
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

   Re: British American Tobacco p.l.c.
     Form 20-F for the Year Ended December 31, 2017
     Filed March 15, 2018
     Form 6-K furnished May 2, 2018
     File No. 001-38159

Dear Mr. Stevens:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2017

General

1. On pages 166 and 216, you state that in November 2015 you acquired the Blue Nile Cigarette Company Limited in Sudan. On your website you list offices that cover Sudan and Syria. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, joint ventures or other direct or indirect arrangements. Please also

discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

2.   We note that your Form 20-F is also your annual report and includes additional information to that required in the Form 20-F. We also note that all information is listed in the table of contents under headings such as "strategic report," "governance," and "financial statements." Please note that General Instruction C to Form 20-F indicates that the report on Form 20-F must contain the numbers and captions of all items required to be disclosed. Please revise accordingly.

Note 7. Earnings Per Share, page 129

3.   We note your presentation of adjusted earnings per share and its calculation within the notes to the audited financial statements. Please note that Item 10(e)(1)(ii)(C) of Regulation S-K prohibits presentation of any non-GAAP financial measures in the notes to the financial statements unless you meet any of the exceptions in the Note to paragraph (e) in Item 10(e) of Regulation S-K. Please advise or revise accordingly.

Note 28. Contingent Liabilities and Financial Commitments, page 172

4.   We note your disclosure indicating that litigation is subject to many uncertainties, and generally, it is not possible to predict the outcome of any particular litigation pending against Group companies, or to reasonably estimate the amount or range of any possible loss. We also note that since the acquisition of the approximately 57.8% of RAI that the company did not already own effective 25 July 2017, RJRT has become an indirect, wholly owned subsidiary of the company, and RJRT Indemnification is therefore between members of the Group, and as such the Group no longer has the benefit from an indemnification by an external party. Please explain to us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. We may have further comment upon reviewing your response.

<u>Form 6-K furnished on May 2, 2018</u>

<u>Exhibit 1, page 2</u>

5.   We note that your Form 6-K furnished on May 2, 2018 includes the presentation of certain non-GAAP financial measures. We further note that the columns under the "Non-GAAP (Adjusted)" header begin with an adjusted amount, rather than the amount as reported under IFRS for the six months ended June 30, 2017. Please revise to include the disclosures required under Regulation G, including a reconciliation of all non-GAAP financial measures to the most comparable financial measure presented in accordance with IFRS, as well as a presentation of the most directly comparable financial measure presented in accordance with IFRS.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at (202) 551-3301 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure